

IMA WEALTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

WITH

INDEPENDENT AUDITORS' REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53221

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IMA Wealth, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

8200 E. 32nd. St. North, Suite, 100

(No. and Street)

Wichita   **KS**   **67226**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Halie K. Smith   316-266-6582

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran

(Name – *if individual, state last, first, middle name*)

7979 Tufts Ave, #400	**Denver**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Halie K. Smith _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
IMA Wealth, Inc. _____ , as
of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



PHYLLIS D. TURKLE
Notary Public - State of Kansas
My Appt. Expires 1 30 2021

_____ Signature

_____ SVP, CCO
_____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

IMA WEALTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

*This is a copy of the Company's annual financial statements reproduced
from an electronic file. An original copy of this document
is available at the Company's office.*

Plante & Moran, PLLC
Suite 300
1445 Market Street
Denver, CO 80202
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
IMA Wealth, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IMA Wealth, Inc. as of December 31, 2019 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of IMA Wealth, Inc. as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IMA Wealth, Inc.'s management. Our responsibility is to express an opinion on IMA Wealth, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IMA Wealth, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of IMA Wealth, Inc.'s financial statements. The supplemental information is the responsibility of IMA Wealth, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as IMA Wealth, Inc.'s auditor since 2014.
Denver, Colorado
February 21, 2020

IMA WEALTH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

	2019
CURRENT ASSETS	
Cash and cash equivalents	$ 5,551,252
Commissions receivable	118,532
Account receivable - other	258,535
Prepaid expenses	2,974
Total current assets	5,931,293
Property and equipment, net	89,247
Intangible asset, net of accumulated amortization of $107,623	34,267
	$ 6,054,837

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts and producer payables	$ 781,007
Accrued expenses, Parent	296,578
Income taxes payable, Parent	77,842
Total liabilities	1,155,427
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	2,066,034
Retained earnings	2,733,376
Total stockholder's equity	4,899,410
	$ 6,504,837

The accompanying notes are an integral
part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

	2019
Revenues:	
Commission and fee income	$ 6,177,108
Interest	32,866
	6,209,974
Expenses:	
Payroll, payroll taxes and benefits	4,241,931
General and administrative	1,655,930
	5,897,861
Income before income taxes	312,113
Income taxes - current	(78,028)
Net income	$ 234,085

The accompanying notes are an integral
part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2019

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of Shares	Amount			
Balance, December 31, 2018	100,000	$ 100,000	$ 2,066,034	$ 2,499,291	$ 4,665,325
Net income	--	--	--	234,085	234,085
Balance, December 31, 2019	100,000	$ 100,000	$ 2,066,034	$ 2,733,376	$ 4,899,410

The accompanying notes are an integral
part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

	2019
Cash flows from operating activities:	
Net income	$ 234,085
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation and Amortization	40,488
Changes in operating assets and liabilities:	
Commissions receivable	4,170
Accounts receivable - other	(83,200)
Prepaid expenses	(1,663)
Accounts and producer payable	(89,755)
Accrued expenses, Parent	176,732
Income taxes payable, Parent	6,975
Net cash flow provided by operating activities	287,832
Cash flows from investing activities:	
Purchase of property and equipment	(9,999)
Net cash flow used in investing activities	(9,999)
Net increase in cash and cash equivalents	277,833
Cash and cash equivalents, beginning of year	5,273,419
Cash and cash equivalents, end of year	$ 5,551,252

The accompanying notes are an integral
part of these financial statements.

1. **BUSINESS OPERATIONS**

    IMA Wealth, Inc. (the "Company") was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of The IMA Financial Group, Inc. ("IMAFG"), a non-bank holding company. The Company is registered with the Securities and Exchange Commission ("SEC") as a limited broker/dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). As such, the Company provides mutual fund recommendations and ongoing monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). The Company is also registered with the SEC as an investment advisor.

    The Company operates under the provisions 15c3-3 of the SEC and, accordingly, is exempt the remaining provisions of that Rule. The Company is also a Kansas domiciled insurance agency that makes available non-securities life, disability, and long-term care insurance to individuals and corporate customers.

2.

    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

    The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company also maintains cash in a brokerage account. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

    Revenue Recognition – Wealth advisory and retirement consulting fees consist of fees received by the Company for their advisory role with respect to asset management and are recognized in accordance with the completion of performance obligations within the terms of the client agreements. The performance obligations are satisfied over the course of the contract as the client simultaneously receives and consumes the benefits provided by the advisory and retirement consulting services.

    Commissions and fees, consisting primarily of 401(k) finder fees, 401(k) commission trails, and other fees are earned by the Company for their advisory role for certain accounts. These fees are recognized throughout the year upon completion of performance obligations and accrued monthly. The performance obligations are satisfied over the course of the contract as the client simultaneously receives and consumes the benefits provided by the advisory services.

    Insurance commissions recognized on the trade date as management believes the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be the point in time which a customer acquires the economic benefit of an insurance contract.

    Income Taxes - The Company files consolidated income tax returns with IMAFG. Income taxes are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of approximately 25%. The result of these allocations is reported on the statements of financial condition under the caption "Income taxes payable, Parent."

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income Taxes (continued)
When applicable, deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2019, there were no deferred tax assets or liabilities.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. Since the Company files a consolidated tax return with its parent, tax positions taken by the Company are evaluated in the consolidated tax return. As of December 31, 2019, no amounts have been recorded as uncertain tax positions in the Company's financial statements.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Intangible Assets - Intangible assets represent the cost to purchase a book of business. The assets are amortized on a straight-line basis over a period of ten years. Amortization expense is approximately $14,000 per year for the next two years and approximately $5,900 in the third year.

Property and Equipment – Property and equipment are stated at cost.   Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The estimated useful lives are as follows:

Furniture, fixtures, and equipment	5 – 7 years
Data processing equipment	3 – 5 years
Leasehold improvements	5 – 15 years

Subsequent Events - Subsequent events have been evaluated through February 21, 2020, which is the date the financial statements were issued. There were no material subsequent events that required recognition or disclosure in the financial statements.

3. **INCOME TAXES**

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, primarily due to state income taxes and non-deductible expenses.

4. **RELATED PARTY TRANSACTIONS**

The Company is affiliated through common ownership with IMAFG and its subsidiaries ("Affiliates") which include the Company's Parent, The IMA Financial Group, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. The cost of these services is allocated to the Company. The Company recognized $1,084,998 of expenses for 2019 related to these sharing arrangements. The expense is included within expenses on the statement of operations.

The Company owed Affiliates $296,578, reflected as "Accrued expenses – Parent", on the statement of financial condition at December 31, 2019.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5. **EMPLOYEE BENEFITS**

The Company participates in the IMA Financial Group, Inc. 401k Profit Sharing Plan and Trust, a plan the IMA Financial Group, Inc. (Parent) sponsors, for the benefit of eligible employees. The Parent matches 100% of the first 3% of employee contribution, then 50% of the next 2% for a maximum of 4% of eligible pay. The Parent reserves the right to amend or terminate the plan at any time. Included in compensation and employee benefits expense in the accompanying statements of income is matching expense of $109,914 for the year ended December 31, 2019.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net regulatory capital and net capital requirements of $4,395,761 and $77,028, respectively. The Company's aggregate indebtedness to net capital ratio was .26 to 1 at December 31, 2019.

IMA WEALTH, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2019

SUPPLEMENTARY INFORMATION

	2019
Aggregate indebtedness:	
Accounts and producer payables	$ 781,007
Accrued expenses, Parent	296,578
Income taxes payable, Parent	77,842
Total aggregate indebtedness	$ 1,155,427
Net capital:	
Credit items:	
Common stock	$ 100,000
Additional paid-in capital	2,066,034
Retained earnings	2,733,376
Total credit items	4,899,410
Deductions and charges:	
Commissions receivable	118,532
Account receivable - other	258,535
Prepaid expenses	2,974
Property and equipment, net	89,247
Intangible asset, net	34,297
Haircut on securities owned	64
Total deductions and charges	503,649
Net capital	$ 4,395,761
Capital requirements:	
Net capital	$ 4,395,761
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($5,000)	77,028
Net capital in excess of requirements	$ 4,318,694
Ratio of aggregate indebtedness to net capital	.26 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2019.

Reconciliation with Company's calculation:
There is no difference from the Company's calculations included in its Part II of Form X-17a-5 as of December 31, 2019, and the audited computation above.

Plante & Moran, PLLC
Suite 300
1445 Market Street
Denver, CO 80202
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
IMA Wealth, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) IMA Wealth, Inc. indicated that IMA Wealth, Inc. may file an Exemption Report because it had no obligations under 17 C.F.R. §240.15c3-3, as its business activities are limited to providing mutual fund recommendations and ongoing monitoring services to employer-sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans); IMA Wealth, Inc. also indicated it is a Kansas-domiciled insurance agency that makes available non-securities life, disability, and long-term care insurance to individuals and corporate customers and does not hold customer funds, execute securities trades, establish customer accounts, or determine a customer's suitability for investments (the "exemption provisions"); and (2) IMA Wealth, Inc. stated that IMA Wealth, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. IMA Wealth, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IMA Wealth, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Denver, Colorado
February 21, 2020

PRAXITY™
Empowering Business Globally

IMA WEALTH, INC.

EXEMPTION REPORT

DECEMBER 31, 2019

IMA Wealth, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under Rule 15c3-3 of the Securities and Exchange Commission as its business activities are limited to providing mutual fund recommendations and ongoing monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). The Company is also a Kansas domiciled insurance agency that makes available non-securities life, disability, and long-term care insurance to individuals and corporate customers. The Company does not hold customer funds, execute securities trades, establish customer accounts or determine a customer's suitability for investments. The Company met the identified exemption provisions under the claim exemption Rule 15c3-3 of the Act throughout the period from January 1, 2019 to December 31, 2019 without exception.

IMA Wealth, Inc.

I, Halie Smith, CCO, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

  CCO
Title

  02/21/2019
Date

Plante & Moran, PLLC
Suite 300
1445 Market Street
Denver, CO 80202
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

plante
moran

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the Board of Directors
IMA Wealth, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenue of IMA Wealth, Inc. (the "Company") for the year ended December 31, 2019, which were agreed to by IMA Wealth, Inc. and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2019, as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Management is responsible for IMA Wealth, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed is as follows:

1. Compared the total amount included in the accompanying Schedule of Form SIPC-3 Revenue prepared by the Company for the year ended December 31, 2019 to the total revenue in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenue prepared by the Company for the year ended December 31, 2019 to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the total revenue amount reflected in the Schedule of Form SIPC-3 Revenue prepared by the Company for the year ended December 31, 2019 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Denver, Colorado
February 21, 2020

PRAXITY™
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IMA WEALTH, INC.

SCHEDULE OF FORM SIPC -3 REVENUES FOR THE YEAR ENDED

DECEMBER 31, 2019

Amount ($)	Business activities through which revenue was earned
$1,468,811	Sale of Investment Company Shares
$297,032	Sale of Non-Securities Insurance Based Products
$4,411,265	Investment Advisory Services and Account Supervision Fees
$6,209,974	**Total Revenues**